BIOPACK ENVIRONMENTAL SOLUTIONS, INC.
18/F Metroplaza, Tower II
223 Hing Fong Road
Kwai Chung, New Territories
Hong Kong

September 17, 2007

VIA COURIER & EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010
United States of America

Attention:	Ms. Tia Jenkins
Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re:	Biopack Environmental Solutions, Inc.
Form 8-K filed April 2, 2007
Form 10-QSB for the Fiscal Quarter ended March 31, 2007
File No. 000-29981

     Thank you for your letter of July 27, 2007 with respect to the Form 8-K filed on April 2, 2007 and the Form 10-QSB for the fiscal quarter ended March 31, 2007 filed on May 21, 2007 by Biopack Environmental Solutions, Inc. (the “Company”). We have included one marked copy of the amendment to each of these documents to expedite your review. Please find our responses to your comments below.

Form 8-K filed April 2, 2007

1. We understand that the completion of the reverse acquisition transaction resulted in an automatic change of our registered accounting firm from Gruber & Company LLC to Dominic K. F. Chan & Co. Effective immediately following that change, however, we terminated Dominic K. F. Chan & Co. and engaged Gruber & Company LLC as our registered accounting firm.

In the Form 8-K/A, we have included new Item 4.01 disclosure reporting these events, providing all of the information required by Item 304 of Regulation S-B. We have also included a letter from Gruber & Company LLC indicating that it agrees with our Item 304 disclosure.

HSBC Building    800 – 885 West Georgia Street    Vancouver BC V6C 3H1    Canada    Tel.: 604.687.5700    Fax: 604.687.6314    www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

We have provided Dominic K. F. Chan & Co. with a copy of your comment letter of July 27, 2007 and a copy of our Form 8-K/A and we have requested a letter indicating agreement with our Item 304 disclosure. To date, Dominic K. F. Chan & Co. refuses to provide the requested letter. Although Dominic K. F. Chan & Co. admits that it was the auditor for our subsidiary, Roots Biopack Group Ltd., until March 27, 2007, it asserts that it is not now, and has never been, the auditor for our company. We attach a copy of a letter recently received from Dominic K. F. Chan & Co.

2. We acknowledge your advice that Dominic K. F. Chan & Co. is not recognized by the staff of the SEC and that foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and expertise in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements to the Office of the Chief Accountant prior to inclusion of their audit reports in SEC filings. We have provided Dominic K. F. Chan & Co. with a copy of your letter of July 27, 2007 and requested that they resolve this matter to your satisfaction as soon as possible. In response, Dominic K. F. Chan & Co. has informed us that an independent firm registered with the Public Company Accounting Oversight Board is reviewing Dominic K. F. Chan & Co.’s “internal control and U.S. GAAP knowledge” and that a report in respect of this review will be submitted to the SEC during the month of September, 2007. We have not been advised of any additional particulars despite a request for further information.

Form 10-QSB for the Fiscal Quarter ended March 31, 2007

Part I, Item 1 – Financial Statements

3. We have revised the financial statements according to your comments.

Also, in note 2 to the financial statements, we have disclosed the basis of presentation, including the material terms of the reverse acquisition as follows:

On, March 27, 2007, we completed a share exchange with Roots Biopack Group and the shareholders of Roots Biopack Group. Under the terms of the share exchange agreement we acquired all of the issued and outstanding common shares of Roots Biopack Group in exchange for the issuance by our company of 90,000,000 common shares to the former shareholders of Roots Biopack Group. As of the closing date of the share exchange agreement, the former shareholders of Roots Biopack Group held approximately 62.13% of the issued and outstanding common shares of our company.

The acquisition of Roots Biopack Group is deemed to be a reverse acquisition for accounting purposes. Roots Biopack Group, the acquired entity, is regarded as our predecessor entity as of March 27, 2007. Starting with the periodic report for the quarter in which the acquisition was consummated, we will file annual and quarterly reports based on the December 31 fiscal year end of Roots Biopack Group, which is considered the accounting acquirer. Such financial statements will depict the operating results of Roots Biopack Group, including the acquisition of our company, from March 27, 2007.

4. We have deleted the balance sheet as of December 31, 2006, as requested, and revised the balance sheet as of March 31, 2007 as appropriate.

5. We have revised the financial statements to provide a statement of changes in stockholders’ equity to disclose the material changes that affected the equity accounts as a result of the recapitalization.

Notes to Consolidated Financial Statements, page 6

6. Our company is not a party to the dispute between the parties claiming ownership to the shares of Good Value Galaxy Limited and Joyful Services Limited, though we have retained counsel in Hong Kong to monitor the proceedings.

The parties to the dispute are, on the one hand, Gerald Lau (Lau Kin Chung) and, on the other hand, Albert Oung and Oung Cheng Hai. Gerald Lau is the Chairman of our Board of Directors and our President and Chief Executive Officer. Neither of Albert Oung nor Oung Cheng Hai are members of our Board of Directors (or that of any of our subsidiaries), nor officers of our company (or any of our subsidiaries), but Albert Oung’s brother, Patrick Oung, is a member of the Board of Directors of our wholly-owned subsidiary Roots Biopack Group Limited.

Although we are not a party, beneficial ownership of our company is one of the issues to be decided in this lawsuit and we may be materially affected by the outcome because Good Value Galaxy Limited owns 75,600,000 shares of our company’s common stock (approximately 43.49%) and Joyful Services Limited owns 18,360,000 shares of our company’s common stock (approximately 10.56%) . However, although Good Value Galaxy Limited and Joyful Services Limited own an aggregate of 93,960,000 (approximately 54.05%) of our issued and outstanding shares of common stock, they do not control 54.05% of the vote. This is because a third party –Begonia Participation Corp. - owns 1,000,000 shares of our Class A Preferred Stock and 1,000,000 shares of our Class B Preferred Stock. Each share of our Series A and Series B Preferred Stock carries the right to cast 30 votes on any matter to be decided by our shareholders. Therefore, the 93,960,000 shares of our common stock owned by Good Value Galaxy Limited and Joyful Services Limited represent only 40.18% of the vote.

We are unable to predict either the outcome of the dispute or the course of action that the prevailing party might pursue after that final outcome is decided and any effort to do so would be no more than speculation on our part. Because we are not a party to the dispute and because we can only speculate on the outcome and the resulting course(s) of action to be pursued by the prevailing party, we do not believe that it is possible for our company to provide for any contingency or to project any impact on our operations. For these reasons, we have limited our disclosure to the discussion in Item 5.

Part I, Item 3 – Controls and Procedures, page 31

7. We have revised Item 3 – Controls and Procedures to state whether there were any changes in our internal control over financial reporting that occurred during the most recent fiscal quarter.

If you would like to discuss our responses during your review, please contact our attorney, Ethan Minsky, at 604.643.3151. We look forward to your response.

Yours truly,

/s/ Biopack Environmental Solutions, Inc.

BIOPACK ENVIRONMENTAL SOLUTIONS, INC.

Encl.

cc:	Clark Wilson LLP attn: E. Minsky Fax: 604.687.6314 Mr. Raj Rajan Fax: 202.772.9206